Exhibit 17.3
May 13, 2020
The Board of Directors
Mammoth Energy Services, Inc.
14201 Caliber Drive, Suite 300
Oklahoma City, OK 73134

Gentlemen:
As you are aware, I resigned from the Board of Directors of Mammoth on the morning of Friday May 8. Later that day, I received an email from Art Smith expressing some surprise at my resignation. I did not expect his reaction, given the extensive recent discussions I had with Art (one-on-one and together with Matt Ross) during the past few weeks regarding corporate governance and other issues of concern to each of us. As a result, I would like to take this opportunity to summarize briefly my reasons for resigning from the Board.
During my service on the Board, and particularly during the past several weeks, two key areas caused my concern and ultimately led me to conclude that my continued service on the Board had become untenable.
First, as a member of the Board and its Nominating and Corporate Governance Committee, I was frustrated by the cavalier approach taken toward corporate governance. I could cite a number of specific examples of deficient governance processes or decisions, many of which I attempted to remedy through proposed process changes. One notable example relates to the process followed by the Board and the committee in selecting new directors and evaluating the independence of new and existing directors. Another relates to the fact that the independent directors have been prevented from playing the roles contemplated under applicable law, Nasdaq rules and our existing committee charters. Despite my efforts, both the concerns I raised and my suggested remedies were dismissed out of hand and, at times, with condescension and hostility. In the end, I concluded that I would not be able to help bring about the constructive change in this important area.
Second, as a member of the Audit Committee, I expressed concerns regarding the significant receivable (approximately $227 million at March 31, 2020) due to a Mammoth subsidiary from PREPA for work performed to rebuild Puerto Rico’s electric power grid following Hurricane Maria, as well as interest accrued on this receivable under the applicable contracts (approximately $49.7 million, in the aggregate, through March 31, 2020). The amounts involved are significantly higher than the company’s current market capitalization and, therefore, are undoubtedly material to the company. As you know, I voiced my concerns and objections in detail during the Audit Committee meeting on Thursday, May 7, and in correspondence later that day. I received only limited and unconvincing information, however, to support the reporting position I questioned, which remains unchanged and is ultimately reflected in the financial statements filed as part of the company’s quarterly report on Form 10-Q filed on May 11.

Overlaying these two specific concerns, my general sense that decisions by the Board at Mammoth are not being made in the way they should. I ultimately concluded that this dynamic is both unacceptable and beyond my power to rectify.
             Very truly yours,
/s/ Jonathan H. Yellen
Jonathan H. Yellen
Cc: Mark Layton – Mammoth Energy Services, Inc.
Matthew Thompson – Mammoth Energy Services, Inc.
Tom Knight – Grant Thornton LLP
Seth Molay – Akin Gump
Geoffrey Newton – Baker Botts L.L.P.